                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                              (Amendment No.   )(1)


                       First Virtual Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   337484-10-9
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                                 (CUSIP Number)


                           Killko Caballero, President
                             CUseeMe Networks, Inc.
                    542 Amherst Street, Nashua, New Hampshire
                                 (603) 886-9050
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


-----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                                 (Page 1 of 8)

--------------------------------                 -------------------------------
   CUSIP NO. 337484-10-9               13D           PAGE 2 OF 8 PAGES
--------------------------------                 -------------------------------


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CUseeMe Networks, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                   7,607,890
   REPORTING PERSON WITH     ---------------------------------------------------
                             8.       SHARED VOTING POWER
                                             0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                             0
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,607,890
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                 [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.8%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 8)

ITEM 1.   SECURITY OF THE ISSUER.

       The securities to which this statement relates are the common stock, par value $.001 per share, of First Virtual Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3393 Octavius Drive, Santa Clara, California 95054.

ITEM 2.   IDENTITY AND BACKGROUND.

       This statement is being filed by CUseeMe Networks, Inc., a Delaware corporation ("CUseeMe"). CUseeMe is sometimes referred to herein as the "Reporting Person."

       The principal business of CUseeMe is to provide software that enables voice and voice communications over the Internet and networks based on the Internet Protocol. The address of its principal office is 542 Amherst Street, Nashua, New Hampshire 03063.

       During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Attached hereto as Schedule A is a list of the directors and executive officers of the Reporting Person which contains the following information with respect to each such person:

       (a)    name;
       (b)    business address; and
       (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        To the knowledge of the Reporting Person, Killko Caballero is a Swiss citizen, Jonathan G. Morgan is a Canadian citizen and each other person identified in Schedule A hereto is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On March 22, 2001, pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of March 22, 2001, by and among the Issuer, CUseeMe and FVC Acquisition Corp., certain stockholders of the Issuer listed on Schedule B (collectively, the "Stockholders") entered into voting agreements (the "Voting Agreements") to induce CUseeMe to enter into the Merger Agreement.

ITEM 4.   PURPOSE OF TRANSACTIONS.

       Except as set forth below with respect to the merger of a wholly owned subsidiary of the Issuer with and into CUseeMe, the Reporting Person does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (c) and (e) through (j) of Item 4 of the Schedule.

       (a), (b) The Reporting Person entered into the Merger Agreement with the Issuer and FVC Acquisition Corp. pursuant to which FVC Acquisition Corp. will merge with and into the Reporting


                                 (Page 3 of 8)

Person and the surviving corporation will be a wholly owned subsidiary of the Issuer. Upon the effectiveness of the Merger, each outstanding share of common stock of the Reporting Person ("CU Common Stock") will be converted into the right to receive 1.254 shares of common stock of the Issuer ("FVC Common Stock") provided that no more than 16,081,759 shares of FVC Common Stock are required to be issued in the Merger. Pursuant to the terms of the Merger Agreement, the stockholders of CUseeMe, including its directors and executive officers, will receive shares of FVC Common Stock upon the conversion of the shares of CU Common Stock. Additionally, the outstanding options to purchase shares of CU Common Stock will be assumed by the Issuer and will become exercisable to purchase shares of FVC Common Stock.

         Pursuant to the Voting Agreements, each of the Stockholders agreed to vote and irrevocably appointed CUseeMe as such stockholder's lawful attorney and proxy to vote each of the shares of FVC Common Stock beneficially owned by the Stockholders in matters related to the Merger. The Voting Agreements provide that the Stockholders will vote shares of capital stock of the Issuer, and the proxies granted provide that the Reporting Person may vote shares of capital stock of the Issuer:

              (i) in favor of the approval of the amendment to the certificate of incorporation of the Issuer to increase the authorized number of shares of FVC Common Stock to be issued in connection with the Merger and the issuance of shares of FVC Common Stock in connection with the Merger and in favor of any other matter proposed to be approved by the stockholders of the Issuer pursuant to the terms of the Merger Agreement and in connection with the Merger;

              (ii) against any action or agreement that would result in a breach of representation, warranty, covenant or obligation of the Issuer in the Merger Agreement;

              (iii) against any action or agreement that would cause any provision contained in the closing conditions of the Merger Agreement to not be satisfied; and

              (iv) against any acquisition proposal and any change in the majority of the members of the board of directors of the Issuer.

         The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit
99.2 to this Schedule and incorporated herein in its entirety by reference.

         (d) The Merger Agreement provides that as of the close of the Merger the board of directors of the Issuer shall consist of three representatives of the Reporting Person, three representatives of the Issuer and one representative of Vulcan Ventures Incorporated.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       (a) As a result of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of (i) 2,554,187 shares of outstanding FVC Common Stock, (ii) 1,624,078 shares of FVC Common Stock issuable upon the exercise of warrants and options that are exercisable within 60 days of the date of this Schedule and (iii) 27,437 shares of Series A Convertible Preferred Stock of the Issuer, which pursuant to their terms vote on an as converted basis as 3,429,625 shares of FVC Common Stock. The shares of capital stock of the Issuer that may be deemed beneficially owned by the Reporting Person represent approximately 33.8% of the outstanding voting stock of the Issuer. This percentage amount is based upon 17,429,183 shares of outstanding Common Stock and 4,279,625


                                 (Page 4 of 8)
shares of FVC Common Stock issuable upon the conversion of FVC Preferred Stock and upon the exercise of warrants and options that are exercisable within 60 days of the date of this Schedule. To the best knowledge of the Reporting Person, none of the parties named in Item 2 owns any of the Issuer's Common Stock.

       (b) With respect to the 2,554,187 shares of outstanding FVC Common Stock, 1,624,078 shares of FVC Common Stock issuable upon the exercise of warrants and options that are exercisable within 60 days of the date of this Schedule and 27,437 shares of FVC Preferred Stock deemed to be beneficially owned by the Reporting Person, the Reporting Person has the sole power to vote in connection with the approval of the matters related to the Merger, as described in Item 4 of this Schedule. The Reporting Person has no power to dispose of such shares.

       (c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A beneficially has effected any transactions in FVC Common Stock during the past sixty (60) days.

       (d) None.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Killko Caballero, the Chairman, Chief Executive Officer and President of CUseeME, and David Bundy, the Chief Technology Officer of CUseeMe, have each entered into agreements with the Issuer related to their employment after the Merger. These agreements provide for customary compensation, including stock options.

       Each of the directors of CUseeMe and Messrs. Bundy and Robert Scott, Chief Operating Officer of CUseeMe, have entered into voting agreements with the Issuer, which provide the Issuer with sole power to vote the shares of CU Common Stock beneficially held by such directors and officers in connection with the approval of matters related to the Merger.

       Other than the agreements related to employment, the agreements related to the voting of CU Common Stock, the Merger Agreement and the Voting Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       The following documents are filed as Exhibits to this statement.

EXHIBIT NO.       DESCRIPTION

99.1              Merger Agreement

99.2              Form of Voting Agreement


                                 (Page 5 of 8)

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Dated:  March 30, 2001


                                     CUSEEME NETWORKS, INC.


                                     By: /s/ Killko Caballero
                                         -------------------------------------
                                         Killko Caballero
                                         Chairman, Chief Executive Officer and
                                         President



                                 (Page 6 of 8)

                                   SCHEDULE A

CUSEEME NETWORKS, INC.

         The name, present principal occupation or employment and beneficial ownership of shares of common stock of First Virtual Communications, Inc. (the "Issuer") of each director and executive officer of CUseeMe Networks, Inc. is set forth below.

         DIRECTORS


-----------------------------------------------------------------------------------------------------------------------------
                                                                                         BENEFICIAL OWNERSHIP OF SHARES OF
                                                                                              THE ISSUER COMMON STOCK
----------------------------------------------                                          -------------------------------------
                                                                                                                SHARES
        NAME/PRESENT PRINCIPAL                                                            SHARES HELD         UNDERLYING
       OCCUPATION OR EMPLOYMENT                          BUSINESS ADDRESS                 OUTRIGHT (#)        OPTIONS (#)
-----------------------------------------------------------------------------------------------------------------------------
KILLKO CABALLERO                               CUseeMe Networks, Inc.                              0                  0
Chairman, Chief Executive Officer and          542 Amherst Street
President.                                     Nashua, New Hampshire 03063
-----------------------------------------------------------------------------------------------------------------------------
ADAM STETTNER                                  153 East 53rd St., 51st fl.                         0                  0
Managing Director, Special Situations          New York, New York  10022
Technology Fund
-----------------------------------------------------------------------------------------------------------------------------
JOSEPH J. ESPOSITO                             CUseeMe Networks, Inc.                              0                  0
Consultant                                     542 Amherst Street
                                               Nashua, New Hampshire 03063
-----------------------------------------------------------------------------------------------------------------------------
JONATHAN G. MORGAN                             CUseeMe Networks, Inc.                              0                  0
Managing Director, Prudential Volpe            542 Amherst Street
Technology Group                               Nashua, New Hampshire 03063
-----------------------------------------------------------------------------------------------------------------------------


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

         No person is a controlling stockholder of the Reporting Person.


-----------------------------------------------------------------------------------------------------------------------------
                                                                                         BENEFICIAL OWNERSHIP OF SHARES OF
                                                                                              THE ISSUER COMMON STOCK
-------------------------------------------                                             -------------------------------------
                                                                                                               SHARES
          NAME/PRESENT PRINCIPAL                         BUSINESS ADDRESS                 SHARES HELD        UNDERLYING
         OCCUPATION OR EMPLOYMENT                                                         OUTRIGHT (#)       OPTIONS (#)
-----------------------------------------------------------------------------------------------------------------------------
ROBERT SCOTT                                CUseeMe Networks, Inc.                                              0
Chief Operating Officer                     542 Amherst Street                               0
                                            Nashua, New Hampshire  03063
-----------------------------------------------------------------------------------------------------------------------------
GREG LOYCANO                                CUseeMe Networks, Inc.                           0                  0
Controller and Acting                       542 Amherst Street
Vice President of Finance                   Nashua, New Hampshire  03063
-----------------------------------------------------------------------------------------------------------------------------
DAVID BUNDY                                 CUseeMe Networks, Inc.                           0                  0
Chief Technology Officer                    542 Amherst Street
                                            Nashua, New Hampshire  03063
-----------------------------------------------------------------------------------------------------------------------------


                                 (Page 7 of 8)

                                   SCHEDULE B

NAME
--------------------------------------------------------------------------------

Pier Carlo Falotti
Allwyn Sequeria
Edward Harris
Vulcan Ventures Incorporated
Robert Wilmot
David Norman
Ralph Ungermann
Randy Acres
Ruth Cox


                                 (Page 8 of 8)